Darin Smith Lead Director and Associate General Counsel (319) 573-2676
1290 Avenue of the Americas
New York, NY 10104

LAW DEPARTMENT

February 2, 2018

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	Separate Account A of AXA Equitable Life Insurance Company

Initial Registration Statement on Form N-4

File Nos. 333-218513; 811-01705

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the written comments you provided with respect to the above-referenced filing for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

GENERAL

1.	Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: Confirmed.

2.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: The Company will be solely responsible for the benefits and features associated with the Contract.

PROSPECTUS

Cover Page

3.	On the cover page of the prospectus, please provide clear disclosure relating to the following:

a.	The purpose of the certificate (i.e., to provide a guaranteed lifetime withdrawal benefit);

Response: The disclosure has been revised as requested. See cover page.

b.	The fact that the Personal Income Benefit provides a guarantee that may never come into effect (i.e. withdrawals taken while account value is greater than zero are withdrawals of the participant’s own money, and the chance of outliving account value and receiving lifetime payments from the Company may be minimal);

Response: The Company respectfully submits that Form N-4 does not require the requested detailed disclosure regarding a benefit under the contract on the cover page of the prospectus. In addition, the Company already discloses in the prospectus how the benefit works, including how values are calculated, when payments begin and end, and actions that may impact the benefit. Accordingly, the Company respectfully declines to add the disclosure contemplated in this comment.

c.	The investment options under the certificate have been chosen to minimize the risk that the account value will be reduced to zero before the participant’s death, thereby requiring the Company to make lifetime payments from its general account;

Response: The Company respectfully submits that Form N-4 does not require the requested detailed disclosure regarding a benefit under the contract on the cover page of the prospectus. In addition, the Company believes requiring disclosure that the guarantee may never come into effect on the cover page of the prospectus is not appropriate. The Company is also unaware of any other registrants who offer similar benefits disclosing detailed information of the nature contemplated by this comment on the cover page of their prospectuses. Accordingly, the Company respectfully declines to add the disclosure contemplated in this comment.

d.	Factors that may make the purchase of a certificate unsuitable (e.g., the participant does not intend to take withdrawals prior to annuitization, intends to take withdrawals prior to age 65, intends to take withdrawals that exceed the Guaranteed Annual Withdrawal Amount, etc.); and

Response: The Company respectfully submits that Form N-4 does not require the requested detailed disclosure regarding a benefit under the contract on the cover page of the prospectus. In addition, the Company believes requiring disclosure of risk factors on the cover page of the prospectus is not appropriate. The Company is also unaware of any other registrants who offer similar benefits disclosing detailed information of the nature contemplated by this comment on the cover page of their prospectuses. Accordingly, the Company respectfully declines to add the disclosure contemplated in this comment.

e.	Withdrawals taken before Guaranteed Annual Withdrawal Amount payments begin and withdrawals taken that exceed the Guaranteed Annual Withdrawal Amount may significantly reduce or eliminate the value of the Personal Income Benefit.

Response: The Company respectfully submits that Form N-4 does not require the requested detailed disclosure regarding a benefit under the contract on the cover page of the prospectus. In addition, the Company already discloses in the prospectus how the benefit works, including that Early and Excess Withdrawals may significantly reduce or eliminate the value of the benefit. Requiring the Company to give technical disclosure regarding certain very specific withdrawals on the cover page of the prospectus is not appropriate. Accordingly, the Company respectfully declines to add the disclosure contemplated in this comment.

4.	Please clarify throughout the prospectus whether there is one Trust or multiple Trusts underlying the contract.

Response: The disclosure has been revised as requested.

AXA Retirement 360 Personal Income Benefit Group Annuity Contract at a Glance - Key Features (pp. 8-9)

5.	Personal Income Benefit.

a.	Please state that the Personal Income Benefit guarantees up to the Guaranteed Annual Withdrawal Amount each participation year.

Response: The disclosure has been revised as requested. See page 8.

b.	Please clarify that withdrawals will continue even if the account value falls to zero unless the reduction is caused by a withdrawal that exceeds the Guaranteed Annual Withdrawal Amount (i.e., Excess Withdrawal) or a withdrawal taken before the participant has elected to begin receiving Guaranteed Annual Withdrawal Amount payments (i.e., an Early Withdrawal).

Response: The disclosure has been revised as requested. See page 8.

c.	When stating here and throughout the prospectus that Early and Excess Withdrawals may significantly reduce or eliminate the value of the Personal Income Benefit, please make clear that the “elimination” of the Personal Income Benefit means termination of the certificate.

Response: The Company generally uses the term “elimination” in this context to mean that the Guaranteed Annual Withdrawal Amount is reduced to zero. The staff’s comment is correct in that the certificate will also be terminated if an Excess Withdrawal reduces the account value to zero. However, the Company reserves the right to not terminate the certificate due to an Early Withdrawal that reduces the account value to zero. Accordingly, the Company respectfully declines to add a statement that “elimination of the benefit” means “termination of the certificate”.

d.	Please disclose that the Personal Income Benefit provides a guarantee that may never come into effect.

Response: The disclosure in this “at a glance” section clearly states that payments from the Company only occur if the account value falls to zero by other than an Early or Excess Withdrawal. Additional disclosure in this “at a glance section” is not warranted. The Company has, however, revised its disclosure in “Contract features and benefits – Personal Income Benefit” to emphasize that payments from the Company may not be necessary.

6.	Contribution Amounts. Please disclose the potential impact to the Personal Income Benefit of the Company’s ability to restrict contributions (e.g., a participant will not be able to increase account value or the Guaranteed Annual Withdrawal Amount through contributions). Please also disclose that contributions are not permitted after a participant elects to take Guaranteed Annual Withdrawal Amount payments.

Response: The Company has revised the disclosure as requested with respect to that contributions are not permitted after a participant elects to take Guaranteed Annual Withdrawal Amount payments. The disclosure that “a participant will not be able to increase account value or the Guaranteed Annual Withdrawal Amount through contributions” is already found in bold text on the cover page. That disclosure states:

If we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions or transfers to the certificate, you may no longer be able to fund your Personal Income Benefit. This means that you may no longer be able to increase your account value and Guaranteed Annual Withdrawal Amount through contributions and transfers.

Similar disclosure in bold text is also found in “Contract features and benefits – How you can contribute to your certificate”, as well as in a bullet point in “Contract features and benefits – Personal Income Benefit – Other Important considerations” section. Accordingly, the Company respectfully believes additional duplication in the “at a glance” section is not necessary.

7.	Access to Your Money. When describing the participant’s access to account value, please clarify what is meant by “periodic withdrawal option” as this phrase is not used elsewhere in the prospectus. Further, please disclose that withdrawals may significantly reduce or eliminate the value of the Personal Income Benefit.

Response: The disclosure has been revised as requested. See page 8.

Fee Table (p. 10)

8.	To avoid investor confusion, please revise the paragraph preceding the first table to clarify that the fees and expenses described therein apply at the time the participant makes certain transfers or rollovers or requests special services (i.e., there are no fees or expenses associated with withdrawals, surrendering the certificate, or purchasing an annuity payout option). Additionally, please remove the statement that charges for certain features shown in the fee table are mutually exclusive.

Response: The disclosure has been revised as requested. See the fee table.

9.	Please reconcile footnote 5 to the table, which states that a pro rata portion of the Personal Income Benefit charge will be deducted if, among other things, the certificate is annuitized, with the disclosure on page 28 of the prospectus, which states that a pro rata portion of the charge will be deducted if, among other things, the entire account value is withdrawn through an Early or Excess Withdrawal.

Response: The disclosure has been revised as requested. See the fee table and page 28.

Fee Table - Examples (p. 11)

10.	Please clarify in the first paragraph of the expense example the phrase “underlying portfolio,” particularly in relation to terms used elsewhere in the prospectus (e.g., “portfolio,” “underlying Trust,” and the defined term “underlying portfolio” on page 29 of the prospectus). Further, please refer to “the Trust” rather than “each Trust” to avoid investor confusion.

Response: The disclosure has been revised as requested.

11.	In the narrative immediately preceding the expense example, please clarify what is meant by “other than the charge for the Personal Income Benefit.” Please disclose that the maximum Personal Income Benefit charge is reflected in the expense example.

Response: The disclosure has been revised as requested. See page 11.

12.	Please remove the second expense example, and clarify that the expenses in the example apply whether or not a participant surrenders the certificate at the end of the period. See Instruction 21(h) to Item 3 of Form N-4.

Response: The disclosure has been revised as requested. See page 11.

Contract Features and Benefits – How You Can Contribute to Your Certificate (p. 12)

13.	In the second paragraph, please clarify whether “transfers” refers to transfers among the investment options.

Response: The disclosure has been revised as requested. See page 12.

14.	Page 8 of the prospectus states that the Company may restrict contributions totaling $2,500,000. Please describe this limitation when discussing how a participant can contribute to the certificate.

Response: The disclosure has been revised as requested. See page 12.

Contract Features and Benefits – Portfolios of the Trust (pp. 14-15)

15.	When discussing the AXA volatility management strategy in the seventh paragraph, please use terminology that is consistent with the rest of the prospectus (e.g., “account value” rather than “Personal Income Benefit account value” and “Total account value;” “Personal Income Benefit” rather than “guaranteed benefit(s),” etc.). Please remove references to investment option restrictions.

Response: The disclosure has been revised as requested. See page 14.

Contract Features and Benefits – Personal Income Benefit – Introduction (p. 16)

16.	When stating in the first paragraph that withdrawals may begin at age 59 1⁄2, please make clear that withdrawals taken between ages 59 1⁄2 and 65 will result in a reduced Guaranteed Annual Withdrawal Amount.

Response: The disclosure has been revised as requested. See page 16.

17.	When describing the Personal Income Benefit Charge in the third paragraph, please disclose the circumstances under which a pro rata portion of the charge will be deducted on a date other than the participation date anniversary.

Response: The disclosure has been revised as requested. See page 16.

18.	In the fourth paragraph, please revise the statement to include Early Withdrawals (i.e., a participant should also consider not purchasing the certificate if Early Withdrawals may be taken).

Response: The disclosure has been revised as requested. See page 16.

19.	Please disclose that the Personal Income Benefit provides a guarantee that may never come into effect.

Response: The Company currently discloses in the second sentence of the Personal Income Benefit section that:

“Under the benefit, you can receive up to your Guaranteed Annual Withdrawal Amount each participation year (first as withdrawals from your account value and, if necessary because your account value goes to zero by other than an Early or Excess Withdrawal, as payments from us) ....”

The above disclosure is consistent with how other companies offering similar benefits disclose this concept in their prospectuses. The disclosure has been revised to emphasize the “if necessary” portion of the disclosure. See page 16.

Contract Features and Benefits – Personal Income Benefit – Determining Your Guaranteed Annual Withdrawal Amount (p. 16)

20.	Please describe when and how frequently the Guaranteed Annual Withdrawal Amount is calculated (e.g., upon receipt of a contribution, when an Early or Excess Withdrawal request is received, on the participation date anniversary).

Response: The disclosure has been revised as requested. See page 16.

21.	Please disclose that the Guaranteed Annual Withdrawal Amount is decreased on a pro rata basis due to Early and Excess Withdrawals.

Response: The disclosure has been revised as requested. See page 16.

22.	The prospectus states that once Guaranteed Annual Withdrawal Amount payments begin, the Guaranteed Annual Withdrawal Amount will never decrease (as long as there are no Early or Excess Withdrawals) and may increase as the result of a Ratchet increase of the Ratchet Base. If these statements are also true with respect to the period prior to when Guaranteed Annual Withdrawal Amount payments begin, then please revise the disclosure accordingly. If there are any differences in the calculation of the Guaranteed Annual Withdrawal Amount before and after payments begin, other than with regard to restricting contributions, then please clearly describe those differences.

Response: The disclosure has been revised to address the period after Guaranteed Annual Withdrawal Amounts payments have commenced. See page 16.

Contract Features and Benefits – Personal Income Benefit – The Guaranteed Withdrawal Rate and Guaranteed Withdrawal Overage Rate (pp. 16-17)

23.	The Guaranteed Withdrawal Rate is equal to the current Ten-Year Treasuries plus a percentage ranging from 0.25% to 1.00%, subject to a minimum rate of 2.5%. Accordingly, in the third paragraph, please remove the word “minimum” when describing the Guaranteed Withdrawal Rate calculation.

Response: The disclosure has been revised as requested. See page 16.

24.	The Guaranteed Annual Withdrawal Amount appears to be calculated based on contributions, not account value. If true, please revise the assumptions in the first example on page 17 of the prospectus to assume contributions of $100,000.

Response: The disclosure has been revised as requested. See page 17.

25.	The prospectus states that the Company applies the Guaranteed Withdrawal Rate to the first $100,000 contributed during each participation year and the Guaranteed Withdrawal Overage Rate to contributions in excess of the first $100,000 during each participation year. The second example on page 17 of the prospectus depicts the Guaranteed Withdrawal Overage Rate being applied to $1,200 of contributions applied during the participation year. Please reconcile.

Response: The example assumes an initial contribution of $100,000 on December 1 and then six monthly contributions of $200 each over the next several months. The GWOR would be the appropriate rate to apply to the $1,200 in contributions since they are in excess of and were made during the same participation year as the initial $100,000 contribution.

26.	Please disclose the current Guaranteed Withdrawal Overage Rate in the prospectus.

Response: The Guaranteed Withdrawal Overage Rate is generally set each quarter based on the formula described in the prospectus. Depending on the timing of the effectiveness of this prospectus, the current GWR might be effective for only a few days or weeks. Moreover, each May 1st, the “current” GWR would only be effective for one month. The timing is further complicated in that the Company reserves the right to set the GWR each month. Thus, the Company believes including a “current” GWR in the prospectus that is tied to the date of the prospectus and, therefore, might only be used for a few days or weeks could potentially confuse investors. Accordingly, the Company respectfully declines to disclose the “current” Guaranteed Withdrawal Overage Rate in the prospectus.

Contract Features and Benefits – Personal Income Benefit – Ratchet Base and the Annual Ratchet (pp. 17-18)

27.	The prospectus states that the Ratchet Base initially equals contributions to the investment options and is recalculated on each participation date anniversary. Please also disclose that the Ratchet Base is increased each time a contribution is made under the Certificate by the amount of the contribution.

Response: The disclosure has been revised as requested. See page 17.

28.	“Ratchet increase” is defined on page 17 as the difference between the prior Ratchet Base and the increased Ratchet Base multiplied by a weighted average of the previous Guaranteed Withdrawal Rates and Guaranteed Withdrawal Overage Rates. Accordingly, please revise the formula for the Guaranteed Annual Withdrawal Amount calculation on page 16 of the prospectus, which states that the Guaranteed Annual Withdrawal Amount will equal contributions at the applicable rate plus any Ratchet increase multiplied by a weighted average of the rates previously applied. This suggests that the ratchet amount added to the Guaranteed Annual Withdrawal Amount will have the weighted average of the applicable rates applied twice.

Response: The disclosure has been revised as requested. See page 16.

29.	When stating that the weighted average is determined by dividing the Guaranteed Annual Withdrawal Amount by the Ratchet Base, please clarify that this latter amount is the Ratchet Base prior to the increase.

Response: The disclosure has been revised as requested. See page 17.

30.	In the second paragraph, please explain why it is less likely that a participant will receive a Ratchet increase after Guaranteed Annual Withdrawal Amount payments begin (e.g., the payments will reduce the account value; the account value will not increase from contributions).

Response: The disclosure has been revised as requested. See page 17.

31.	It seems that the calculation of the ratchet increase to the Guaranteed Annual Withdrawal Amount can be described in simple terms as the increase in the Ratchet Base multiplied by a factor determined by dividing the Guaranteed Annual Withdrawal Amount by the Ratchet Base. If true, then please simplify the disclosure relating to the weighted average concept in accordance with plain English principles. In particular, please remove conceptual references to the weighted average of prior Guaranteed Withdrawal Rates and Guaranteed Withdrawal Overage Rates. A more detailed discussion of the weighted average calculation may be included in the Statement of Additional Information.

Response: The disclosure has been revised as requested. See page 17.

32.	In the last paragraph, please state in the example that the $3,274.50 is the new Guaranteed Annual Withdrawal Amount.

Response: The disclosure has been revised as requested. See page 18.

Contract Features and Benefits – Personal Income Benefit – Electing to Take Your Guaranteed Annual Withdrawal Amount (p. 18)

33.	Please disclose the Company’s procedures when receiving a contribution from a participant after Guaranteed Annual Withdrawal Amount payments begin.

Response: The disclosure has been revised as requested. See page 18.

Contract Features and Benefits – Personal Income Benefit – Effect of Early and Excess Withdrawals (pp. 18-19)

34.	When discussing the effect of the account value falling to zero prior to electing to begin receiving Guaranteed Annual Withdrawal Amount payments (page 19 of the prospectus), the disclosure states that the certificate will not terminate if the account value is depleted due to a withdrawal that is not an Early Withdrawal. Please specify in the first paragraph under “Effect of Early and Excess Withdrawals” which withdrawals do not qualify as Early Withdrawals. Further, please explain whether hardship withdrawals and refunds of excess contributions are Early Withdrawals. Please reconcile this disclosure with the statement on page 20 of the prospectus that suggests that any withdrawal taken before Guaranteed Annual Withdrawal Amount payments begin is considered an Early Withdrawal.

Response: The disclosure has been revised as requested. See pages 18-19.

35.	Please clarify in the second paragraph that an Excess Withdrawal is caused when more than the Guaranteed Annual Withdrawal Amount is withdrawn in any participation year after the participant has elected to begin receiving Guaranteed Annual Withdrawal Amount payments.

Response: The disclosure has been revised as requested. See page 19.

36.	Please explain what is meant by a refund of excess contributions.

Response: The disclosure has been revised as requested. See page 18-19.

Contract Features and Benefits – Personal Income Benefit – Effect of Your Account Value Falling to Zero (p. 19)

37.	If the account value (and Guaranteed Annual Withdrawal Amount) fall to zero due to an Early Withdrawal, but the Company chooses not to terminate the certificate, please disclose whether the charge for the Personal Income Benefit will continue to apply. Further, please specify the circumstances under which the Company would choose not to terminate the certificate.

Response: The disclosure regarding circumstances under which the Company may choose not to terminate the Certificate has been revised as requested. See page 19. The Personal Income Benefit charge is a percentage of account value. As such, if the account value is zero on a participation date anniversary, the Personal Income Benefit charge is also zero. If subsequent contributions are made to the certificate, the Personal Income Benefit charge would be a percentage of the account value on the next participation date anniversary. The Company believes adding disclosure to the effect that if the account value is zero the Personal Income Benefit charge will be zero could potentially confuse investors.

Contract Features and Benefits – Personal Income Benefit – Other Important Considerations (pp. 19-20)

38.	Please disclose the effect on the Guaranteed Annual Withdrawal Amount of any forfeiture that may apply.

Response: The disclosure has been revised as requested. See page 19.

39.	When stating that withdrawals are not considered as annuity payments for tax purposes, please clarify that withdrawals may result in receipt of taxable income to the participant under federal and state law.

Response: The disclosure has been revised as requested. See page 19.

40.	Please explain what is meant by “[t]he Personal Income Benefit terminates upon annuitization and there is a maximum maturity date.” Please disclose that if the participant chooses to annuitize the certificate other than on the maximum maturity date, the Personal Income Benefit feature will terminate without value, and the annuity payments may be lower than the Guaranteed Annual Withdrawal Amount Payments. See also comment 52 below.

Response: The disclosure has been revised as requested. See page 20.

Contract Features and Benefits – Death Benefit (p. 20)

41.	Please move this section to Section 6 of the prospectus, titled “Payment of Death Benefit.”

Response: The disclosure has been revised as requested. See pages 20 and 29.

Determining Your Certificate’s Value – Your Certificate’s Value in the Investment Options (p. 21)

42.	Please disclose that units are decreased upon the withdrawal of account value to pay plan operating expenses. Item 10(a)(i) to Form N-4.

Response: The disclosure has been revised as requested. See page 21.

43.	Please clarify whether “transfers” in the second paragraph refer to transfers among the investment options.

Response: The disclosure has been revised as requested. See page 21.

Accessing Your Money – Withdrawing Your Account Value (pp. 24-25)

44.	Please revise the introductory paragraph to account for the Personal Income Benefit. More specifically, rather than stating that a participant has several ways to withdraw account value before annuitization, please explain that the certificate is designed for Guaranteed Annual Withdrawal payments to begin at age 65.

Response: The disclosure has been revised as requested. See page 24.

45.	To avoid investor confusion, please consider removing the table outlining the methods of withdrawal for TSA contracts.

Response: The disclosure has been revised as requested. See page 24.

46.	Please use consistent terminology throughout the prospectus when describing scheduled withdrawals (e.g., automated payment plan; Maximum payment plan). Similarly, please reconcile the potentially redundant disclosure regarding scheduled withdrawals in the first four paragraphs under “Taking Withdrawals under the Personal Income Benefit” with the discussion under “Maximum payment plan.”

Response: The disclosure has been revised as requested.

47.	The second paragraph under “Maximum payment plan” states that if the participant elects annual payments, but has taken a “partial withdrawal” from the “Personal Income Benefit account value” prior to enrollment in the Maximum payment plan, then the payment will equal the difference between the Guaranteed Annual Withdrawal Amount and the previously received withdrawal. Please clarify whether the prior partial withdrawal referenced in this discussion is meant to refer to a prior Guaranteed Annual Withdrawal Amount payment. Similarly, please clarify the term “partial withdrawal” in the fourth and fifth paragraph of this section. Please also clarify whether “Personal Income Benefit account value” and “account value” are distinct terms in the prospectus.

Response: The disclosure has been revised as requested.

Accessing Your Money – How Withdrawals are Taken From Your Account Value (p. 25)

48.	Please state that withdrawals are taken on a pro rata basis from the investment options.

Response: The disclosure has been revised as requested. See page 25.

Accessing Your Money – Termination of Participation (p. 25)

49.	Please explain the legal basis under Section 22(e) of the Investment Company Act of 1940 (the “1940 Act”) for paying the account value upon termination to the employer, not the participant.

Response: The terms of the certificate, and contract under which the certificate is issued, both expressly require the Company upon termination of participation, to pay the account value to the employer. If the Company paid the termination proceeds directly to the participant, the Company would be in breach. Also, were the Company to instead pay the termination proceeds directly to the participant, it would at a minimum cause the participant to be immediately taxed on that amount and, if the payment is not in connection with a permissible distribution event under the Internal Revenue Code and the plan document, potentially cause the plan to be disqualified under the Internal Revenue Code to the detriment of all plan participants. Those unfavorable consequences most often are unnecessary and avoidable, if instead the termination proceeds are returned to the employer for reinvestment in other investment options available under the plan to the participant or disbursed to the participant as permissible under the rules governing the plan. Here the certificate (and contract) prevent those unfavorable consequences by expressly requiring the Company to return the termination proceeds to the employer instead of the participant.

In addition, Section 22(e) of the Investment Company Act of 1940 states, in part:

(e) No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except—

(1) for any period (A) during which the New York Stock Exchange is closed other than customary week-end and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

The Company respectfully submits that paying this “redemption” pursuant to the termination of participation provision of the certificate (and contract) to the employer instead of the participant does not implicate the redemption or timing requirement that is Section 22(e). Nevertheless, the Company herein reiterates that it intends to make such payment to the employer within the seven-day period prescribed in Section 22(e) (except as otherwise allowed under subsections (1)-(3) thereof) after any termination of participation.

Accessing Your Money – When to Expect Payments (pp. 25-26)

50.	Please clarify that the Company will make payments within seven calendar days after receipt of the transaction request.

Response: The disclosure has been revised as requested. See page 25.

51.	Please provide the legal basis under Section 22(e) of the 1940 Act for delaying payments from certain investment options for up to six months.

Response: The disclosure has been revised. See page 25.

Accessing Your Money – Your Annuity Payout Options (pp. 26-27)

52.	The prospectus states that annuity payments are based on the account value or cash value at the time of annuitization, and that payments may be less than what would have been received under the Personal Income Benefit feature. Please explain supplementally how the Personal Income Benefit is a guaranteed “lifetime” benefit if it terminates upon annuitization.

Response: If the participant reaches the maximum maturity date, they can elect to annuitize their certificate and receive lifetime annuity payments that are at least equal to their Personal Income Benefit Guaranteed Annual Withdrawal Amount at the time of annuitization.

53.	Please clarify whether annuity payments are based on the account value or cash value.

Response: We only guarantee that the life annuity with period certain will always be available. That annuity option’s payments are based on the account value as disclosed. Other annuity payment options may be offered at the time the participant chooses to annuitize and those available options may be based on the account value or the cash value.

54.	Please revise the redundant disclosure relating to the annuity maturity date on page 27 of the prospectus.

Response: The disclosure has been revised as requested. See page 27.

55.	Please use consistent terminology throughout the prospectus regarding the maximum maturity date.

Response: The disclosure has been revised as requested.

Charges and Expenses (p. 28)

56.	Please specify the amount of each charge and expense deducted under the certificate as a percentage or dollar figure. Please also briefly describe what is provided in consideration for the charge or expense. Item 6(a) of Form N-4.

Response: The disclosure has been revised as requested. See page 28.

57.	Please describe how the Company will notify participants if the charge for the Personal Income Benefit increases.

Response: The charge for the Personal Income Benefit will not change for a certificate once that certificate is issued.

58.	Please define the term “contract’s forfeiture account” when describing the charge for third-party transfers or rollovers.

Response: The disclosure has been revised as requested. See page 28.

59.	Please disclose how the check preparation charge will be deducted (e.g., from the amount requested).

Response: The disclosure has been revised as requested. See page 28.

Payment of Death Benefit (p. 29)

60.	The disclosure states that the beneficiary under a Single Life certificate may elect any death benefit option “described earlier in the prospectus,” and the beneficiary under a Joint Life certificate may choose either a death benefit option “described earlier in the prospectus” or Guaranteed Annual Withdrawal Amount payments. To avoid investor confusion, please clarify that under Single Life certificates, the beneficiary will receive a death benefit equal to the account value, and under Joint Life certificates the beneficiary can choose to receive a death benefit equal to the account value or continue the certificate and the Guaranteed Annual Withdrawal Amount payments.

Response: The disclosure has been revised as requested. See page 29.

61.	The prospectus identifies the possible death benefit options if Guaranteed Annual Withdrawal Amount payments had been elected prior to the date of death. If true, please state that if Guaranteed Annual Withdrawal Amount payments had not been elected by the date of death, then the beneficiary would receive a death benefit equal to the account value (i.e., the Guaranteed Annual Withdrawal Amount is not available).

Response: The ability of a beneficiary to receive Guaranteed Annual Withdrawal Amount payments after the owner’s death is tied to (1) the owner’s election to receive the Guaranteed Annual Withdrawal Amount payments on a joint life basis and (2) the beneficiary’s continuation of the contract in lieu of receiving the death benefit amount.

62.	If true, please clarify that the “5-year rule” means the beneficiary will receive Guaranteed Annual Withdrawal Amount payments through the end of the calendar year which contains the fifth anniversary of the participant’s death. Please explain whether the payments will be increased if necessary to ensure that the entire account value is paid out within this time period.

Response: The beneficiary can generally take withdrawals from the account. Only when (1) Guaranteed Annual Withdrawal Amount payments on a joint life are elected by the owner and (2) the sole beneficiary is the surviving spouse who elects to continue the Personal Income Benefit, will Guaranteed Annual Withdrawal Amount payments continue.

63.	Please revise the sixth bullet under the Personal Income Benefit to clearly state that if the beneficiary takes any partial withdrawals in addition to RMD payments, the partial withdrawals will be treated as Excess Withdrawals if they exceed the Guaranteed Annual Withdrawal Amount.

Response: The disclosure has been revised as requested. See page 29.

64.	Footnote 4 to the fee table states that a portion of the Personal Income Benefit charge compensates the Company for providing the death benefit. As the death benefit is equal to the account value, please explain supplementally the costs incurred by the Company in providing this death benefit.

Response: For example, talking to the beneficiaries, gathering the necessary documentation and determining whether we have received adequate due proof of death to pay a death claim to the beneficiary involves costs. In addition, processing the payment of the death benefit also involves costs. Also, depending on the option chosen, providing periodic payments to the beneficiary under a payment option or, if the Personal Income Benefit on a joint basis was elected, continued lifetime payments to the beneficiary after the death of the owner involves costs.

More Information – About the General Account (pp. 33-34)

65.	Please remove the disclosure stating that the Company has been advised that the staff of the SEC has not reviewed the portions of the prospectus that relate to the general account.

Response: The disclosure has been revised as requested. See page 34.

66.	Please revise the last sentence of this section to state that disclosure relating to the general account is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Response: The disclosure has been revised as requested. See page 34.

More Information – Dates and Prices at Which Certificate Events Occur (p. 34)

67.	Please disclose the Company’s procedure for processing initial contributions pursuant to Rule 22c-1 of the 1940 Act, including whether the Company applies the “two-day/five-day” rule. Please describe any procedures for processing incomplete applications or instructions.

Response: The disclosure has been revised as requested. See page 34.

Appendix – Condensed Financial Information

68.	Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the contract because no such subaccount had commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other contract offered through the same separate account (e.g., the other contract also has the same underlying fund option and no daily asset charge), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See Instruction 1 to Item 4(a) of Form N-4.

Response: Condensed financial information has not been provided for any subaccount offered under the contract because no such subaccount had commenced operations as of the date of the prospectus. With respect to the EQ/Money Market variable investment option, there are no such subaccounts which also invest in the EQ/Money Market portfolio and do not have a daily asset charge (although there are other subaccounts with a daily asset charge that invest in the EQ/Money Market portfolio but that some or all of the daily asset charge was waived on certain days on a non-guaranteed basis).

STATEMENT OF ADDITIONAL INFORMATION

69.	Please update the date of the Statement of Additional Information and the date of the prospectus referenced in the first paragraph.

Response: The disclosure has been revised as requested.

PART C

70.	Please file the variable annuity contract and application as exhibits to the registration statement.

Response: The contract and application will be filed as exhibits with pre-effective amendment number 1.

71.	Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) of the Securities Act of 1933.

Response: Powers of attorney that meet the requirements of Rule 483(b) are filed with this pre-effective amendment number 1.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith